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Exhibit 12.1

B & B B, Inc. (doing business as Virgin River Hotel/Casino/Bingo),
Virgin River Casino Corporation, CasaBlanca Resorts, LLC
(doing business as Oasis Resort & Casino) and
RBG, LLC (doing business as CasaBlanca Resort/Casino/Golf/Spa)

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,										Three Months Ended March 31,
	2000		2001		2002		2003		2004		2004		2005
	(dollars in thousands)
Income (loss) before minority interest	$13,483		$2,231		$1,078		$2,078		$4,514		$3,823		$1,019
Interest expense	4,468		5,583		8,500		7,853		7,587		1,800		4,823
Interest portion of rent expense	190		226		275		300		284		65		65

Earnings available for fixed charges	$18,141		$8,040		$9,853		$10,231		$12,385		$5,688		$5,907

Fixed Charges:
Interest expense	4,312		5,375		8,276		7,488		7,274		1,728		4,420
Amortization of deferred financing costs	156		208		224		365		313		72		403
Interest component of rent expense	190		226		275		300		284		65		65

Total fixed charges	$4,658		$5,809		$8,775		$8,153		$7,871		$1,865		$4,888

Ratio of earnings to fixed charges	3.9	x	1.4	x	1.1	x	1.3	x	1.6	x	3.0	x	1.2	x

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  Exhibit 12.1
B & B B, Inc. (doing business as Virgin River Hotel/Casino/Bingo), Virgin River Casino Corporation, CasaBlanca Resorts, LLC (doing business as Oasis Resort & Casino) and RBG, LLC (doing business as CasaBlanca Resort/Casino/Golf/Spa) Computation of Ratio of Earnings to Fixed Charges